Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
PhaseBio Pharmaceuticals, Inc.:

We consent to the use of our report incorporated herein by reference.
Our report dated March 15, 2021 contains an explanatory paragraph that states that PhaseBio Pharmaceuticals, Inc. has incurred recurring losses and negative cash flows from operations and has an accumulated deficit of $260.7 million as of December 31, 2020 that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 15, 2021